UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported) May 14, 2021 Bank of Marin Bancorp (Exact name of Registrant as specified in its charter) California 001-33572 20-8859754 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) 504 Redwood Blvd., Suite 100, Novato, CA 94947 (Address of principal executive office) (Zip Code) Registrant’s telephone number, including area code: (415) 763-4520 Not Applicable (Former name or former address, if changes since last report) Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, no par value and attached Share Purchase Rights BMRC The Nasdaq Stock Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 5 - Corporate Governance and Management Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers (c) Appointment of President: Bank of Marin Bancorp (Nasdaq: BMRC), parent company of Bank of Marin, announced today, that on May 14, 2021, Bank of Marin Bancorp's Board of Directors, named Timothy D. Myers, age 50, President and Chief Operating Officer of Bank of Marin Bancorp and Bank of Marin, effective immediately. Myers was announced Bank of Marin's Chief Operating Officer on June 30, 2020. In his new role, he will continue to report to Chief Executive Officer Russell A. Colombo. In addition to the management of Commercial Banking, Retail Banking, Wealth Management & Trust, and Marketing, he will assume responsibility for Centralized Operations and Technology. There were no changes to Mr. Myers' compensation. The Press Release is attached as Exhibit 99.1 and incorporated herein by reference. Section 9 - Financial Statements and Exhibits Item 9.01 Financial Statements and Exhibits (d) Exhibits. Exhibit No. Description 99.1 Press release dated May 18, 2021

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: May 18, 2021 BANK OF MARIN BANCORP By: /s/ Tani Girton Tani Girton Executive Vice President and Chief Financial Officer

Exhibit 99.1 MEDIA CONTACT: Beth Drummey Marketing & Corporate Communications Manager Bank of Marin 415-763-4529 | bethdrummey@bankofmarin.com TIM MYERS NAMED PRESIDENT AND CHIEF OPERATING OFFICER OF BANK OF MARIN NOVATO, CA – May 18, 2021 – Bank of Marin Bancorp (“Bancorp”) (Nasdaq: BMRC), parent company of Bank of Marin (the “Bank”), announced that Bancorp’s Board of Directors approved the appointment by Russell A. Colombo, Chief Executive Officer, of Tim Myers as President and Chief Operating Officer of Bancorp and the Bank, effective immediately. In his new role, Mr. Myers will continue to report to the CEO and be responsible for the management of Commercial Banking, Retail Banking, Centralized Operations and Technology, Wealth Management & Trust, and Marketing. “Tim has been an invaluable member of the management team at Bank of Marin for many years,” said Mr. Colombo. “As COO he has proven his ability to lead in an ever-changing environment and this new role is a natural progression of that success. I look forward to working even more closely with Tim to complete the merger with American River Bankshares and move into the next phase of the Bank’s growth plan.” Mr. Myers has over 25 years of experience in finance and banking, spanning small business, middle market and corporate banking. He joined Bank of Marin in April 2007 as Senior Vice President and Manager of the San Francisco Commercial Banking Office. In 2013, Mr. Myers was named Senior Vice President, Head of Commercial Banking. In March 2015, he assumed the title of Executive Vice President, Commercial Banking. Mr. Myers was named Executive Vice President and Chief Operating Officer in June 2020. He began his banking career in 1998 as Assistant Loan Officer at Imperial Bank. When Imperial Bank was acquired by Comerica Bank, Mr. Myers became Vice President, Commercial Banking Officer. He also served as a Vice President, Relationship Manager for U.S. Bank, National Association before joining Bank of Marin. Mr. Myers earned his Bachelor of Arts degree from Willamette University and a Master’s in International Policy Studies from Middlebury Institute of International Studies at Monterey (formerly Monterey Institute of International Studies). He also earned a graduate certificate from the Pacific Coast Banking School. He has served as Chairman of the Board of Edgewood Center for Children and Families. “Given the tremendous impact of the Pandemic on the economy and the business community as a whole, consistent and stable leadership is more important than ever for the continued success of any organization,” said Brian Sobel, Chairman of the Board. “Tim understands and embodies the mission, culture and values that have helped drive Bank of Marin to more than 30 years of growth and expansion. My fellow directors and I believe that together, he and Russ Colombo will continue to deliver strong performance and value for key stakeholders.” About Bank of Marin Bancorp

Founded in 1990 and headquartered in Novato, Bank of Marin is the wholly owned subsidiary of Bank of Marin Bancorp (Nasdaq: BMRC). A leading business and community bank in the San Francisco Bay Area, with assets of $3.1 billion as of March 31, 2021, Bank of Marin has 21 branches and 7 commercial banking offices located across 7 Bay Area counties. Bank of Marin provides commercial banking, personal banking, specialty lending and wealth management and trust services. Specializing in providing legendary service to its customers and investing in its local communities, Bank of Marin has consistently been ranked one of the “Top Corporate Philanthropists" by the San Francisco Business Times and one of the “Best Places to Work” by the North Bay Business Journal. Bank of Marin Bancorp is included in the Russell 2000 Small-Cap Index and Nasdaq ABA Community Bank Index. For more information, go to www.bankofmarin.com. Forward-Looking Statements Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as “believe,” “expect,” “anticipate,” “intend,” “may,” “will,” “should,” “could,” “would,” and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ significantly from those projected. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The Company’s ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material effect on the operations and future prospects of the Company, include but are not limited to: (1) the businesses of Company and American River Bankshares in the pending acquisition (“Acquisition”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame; (3) revenues following the Acquisition may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the Acquisition; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Acquisition on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve; the quality and composition of the Company’s loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company’s market areas; its implementation of new technologies; its ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by the Company with the SEC. The Company undertakes no obligation to update or clarify these forward- looking statements, whether as a result of new information, future events or otherwise except as required by law.